Exhibit 99.1

NICE Actimize Named Best Anti-Money Laundering Compliance
Solution Provider for the 3rd Year in a Row in 2016 Waters Magazine Rankings

NICE Actimize’s award was a result of reader voting

NEW YORK – August 2, 2016 – NICE Actimize, a NICE (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that for the third year in a row it was ranked the Best Anti-Money Laundering Compliance Solution provider in Waters Magazine’s 2016 Rankings program, selected through a voting process conducted with the publication’s readers.

In its fourteenth year, this year’s Waters Rankings awards competition consisted of a total of 30 awards divided among five categories, including trading services; trading tools; data management; compliance risk management and the back office; and infrastructure and connectivity.

“Once again, NICE Actimize was recognized by both our readers and the anti-money laundering industry as a leader in AML compliance,” according to Anthony Malakian, U.S. Editor, Waters Magazine. “The competition in the AML compliance solutions category continues to be strong, and it is indeed an achievement for our top-ranked companies to win year after year, securing votes from our publication’s readers representing both leading buy-side and sell-side financial institutions.”

NICE Actimize anti-money laundering compliance solutions provide a common framework for full-lifecycle detection, investigation and reporting of financial crime. Each of NICE Actimize’s anti-money laundering solutions is designed to support a company’s larger enterprise financial crime prevention strategy with a shared technology platform. The solutions are sold in more than 35 countries around the world.

“We thank the readers of Waters, and our customers, for demonstrating their confidence in our anti-money laundering technology and services,” said David Kwan, VP and General Manager, NICE Actimize. “Regulators and financial institutions want to ensure that their systems are talking to each other, being proactive, and are no longer sitting in siloes. This means that the four tent poles of AML systems – CDD/KYC, watchlist screening, transaction monitoring and reporting – are all working together in a seamless fashion. NICE Actimize has moved diligently to an integrated AML system.”

Added Kwan, “We are also making significant investments into competitive enhancements across our integrated AML suite which are designed to work in the swiftly growing Big Data world. This will allow us to continue to roll out support for financial institutions and their Big Data infrastructures, thereby allowing our customers to save time and money.”

The Actimize Anti-Money Laundering Solutions Suite consists of Suspicious Activity Monitoring, Customer Due Diligence, CTR Processing and Automation, and WatchList Filtering, as well as the capability to address FATCA legislation.

About Waters
Each month, Waters reports and analyzes the business reasons for and practical implementation of financial technology in the capital markets and securities industry. With more than 10,100 subscribers around the world, Waters' readers enjoy the insights of CIOs and CTOs from the global markets. The magazine also releases the electronic newsletter, WatersNews, each Tuesday to more than 14,000 industry professionals and it sponsors conferences in New York, London, and Singapore plus briefings and training courses in many of the world's financial centers. For more information, visit www.watersonline.com

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.